Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 1 DATED DECEMBER 10, 2003

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. dated November 26, 2003. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to (i) provide updated information regarding our share redemption program and (ii) correct a typographical error in the Prospectus.

Share Redemption Program

As described in the Prospectus, our board of directors had previously approved (but delayed the adoption of) the share redemption program until the earlier of (i) the completion of our primary offering, which may last until November 26, 2005, or (ii) receipt by us of SEC exemptive relief from the rules restricting issuer purchases during distributions. On December 9, 2003, the SEC granted us this exemptive relief, based solely on our representations and the facts presented to the staff. As a result, the share redemption program is now in effect. The terms of the program remain as described in the Prospectus under “Description of Shares – Proposed Share Redemption Program,” including the general requirement, among other restrictions, that you hold your shares for one year before seeking to redeem them.

Erratum

The last sentence of the fourth paragraph of the section captioned “Prior Performance Summary,” which paragraph appears on page 90 of the Prospectus, is revised to read as follows: “Accordingly, as of September 30, 2003, Wells REIT I had received aggregate gross offering proceeds of $3,960,364,301 from the sale of 396,036,430 shares of its common stock to 100,599 investors.”